SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                  GENEMAX CORP.
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    36870Q103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------                      --------------------------
CUSIP No.   36870Q103                              Page 2  of 7    Pages
--------------------------                      --------------------------
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1       NAME OF REPORTING PERSON:           Ronald L. Handford
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     Share Exchange Agreement
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada
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                            7      SOLE VOTING POWER
                                   0
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY        ------------------------------------------------
           EACH             9      SOLE DISPOSITIVE POWER
     REPORTING PERSON              650,000 Shares of Common Stock, of which
           WITH                    325,000 shares of Common Stock are held of
                                   record by each of two corporations,
                                   respectively, over which he has sole
                                   dispositive power.
                         -----------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        650,000 Shares of Common Stock
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.78%
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14      TYPE OF REPORTING PERSON                   IND
-------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Ronald L. Handford, an individual ("Handford") as the reporting person hereunder, relative to the acquisition by Handford of certain shares of common stock issued by GeneMax Corp., formerly known as Eduverse.Com. Handford has not made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of GeneMax Corp., formerly known as Eduverse.com ("GeneMax"). GeneMax maintains its principal executive offices at 435 Martin Street, Suite 2000, Blaine, Washington 98230.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Ronald L. Handford, an individual and a citizen of Canada, Latitude 32 Holdings Ltd. ("Latitude 32"), a corporation organized under the laws of the Bahamas, and Aberdeen Holdings Limited ("Aberdeen"), a corporation organized under the laws of Belize. The business address of Handford is 3432 West 13th Avenue, Vancouver, British Columbia, Canada V5Y 1W1. The business address of Latitude 32 is Mareva House, 4 George Street, Nassau, Bahamas. The business address of Aberdeen is 16 Market Square, Belize City, Belize.

     Pursuant to General Instruction C of Schedule 13D, Handford, Latitude 32 and Aberdeen (the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Persons, are as follows:

--------------------------------------------------------------------------------
        Name                     Position with       Business Address
                                 GeneMax Corp.
--------------------------------------------------------------------------------

Ronald L. Handford               Director and        3432 W. 13th Avenue
                                 President/Chief     Vancouver, British Columbia
                                 Executive Officer   Canada V5Y 1W1

Latitude 32 Holdings Ltd.        Shareholder         Mareva House
                                                     4 George Street
                                                     Nassau, Bahamas

Aberdeen Holdings Limited        Shareholder         16 Market Street
                                                     Belize City, Belize

--------------------------------------------------------------------------------

     Pursuant to a contractual relationship, Handford has the sole right to control the disposition of the GeneMax securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of a share exchange agreement among Eduverse.com, GeneMax Pharmaceuticals Inc., the shareholders of GeneMax Pharmaceuticals Inc. and Investor Communications International, Inc. dated May 9, 2002 to be effective July 15, 2002 (the "Share Exchange Agreement"), 325,000 shares of restricted common stock of Eduverse.com were issued to Latitude 32 and 325,000 shares of restricted common stock were issued to Aberdeen, over which Handford has sole dispositive rights. The consideration for the securities of Eduverse.com was was the exchange of shares of common stock in GeneMax Pharmaceuticals Inc. held by Handford for the shares of common stock of Eduverse.com.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of common stock of GeneMax as follows:

     (a) On May 9, 2002, to be effective July 15, 2002, Eduverse.com (now known as GeneMax Corp.), the shareholders of GeneMax Pharmaceuticals (the "GeneMax Shareholders"), GeneMax Pharmaceuticals Inc., a Delaware corporation and Investor Communications International, Inc., a Washington corporation ("ICI") entered into a share exchange agreement (the "Share Exchange Agreement").

     On May 9, 2002, the Board of Directors approved and authorized execution of the Share Exchange Agreement. The Board of Directors further authorized and directed the filing with the Securities and Exchange Commission and subsequent distribution to ten or less shareholders of Eduverse.com who held of record as of May 27, 2002 at least a majority of the issued and outstanding shares of Common Stock, an Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, for approval of certain corporate actions.

     On July 15, 2002, a Written Consent of Shareholders was executed pursuant to which the shareholders of Eduverse.com (i) approved the Share Exchange Agreement, related conversion of loan to equity interest by Eduverse.com in GeneMax Pharmaceuticals Inc., and resulting change in control of Eduverse.com;
(ii) approved an amendment to the Articles of Incorporation to effectuate a change in the corporate name to "GeneMax Corp."; (iii) approved a 2002 stock option plan for key personnel; (iv) approved an amendment to the bylaws to change the number of directors to consist of one (1) to fifteen (15); (v) elected three persons to serve as directors of GeneMax until the next annual meeting of the shareholders or until their successor has been elected and qualified; and (vi) ratified the election of LaBonte & Co. as independent public accountants for fiscal year ending December 31, 2002.

     In accordance with the terms of the Share Exchange Agreement, the sole business operations of GeneMax Corp. will be in the biotechnology industry. Pursuant to the terms of the Share Exchange Agreement, the name "Eduverse.com" was changed to "GeneMax Corp." and, effective July 15, 2002, trading symbol under the OTC Bulletin Board for its shares of Common Stock has been changed to "GMXX".

     (b) Pursuant to the terms of the Share Exchange Agreement, GeneMax is in the process of acquiring from the GeneMax Shareholders up to one hundred percent (100%) of the issued and outstanding shares of common stock of GeneMax Pharmaceuticals. The terms of the Share Exchange Agreement require the Company to issue shares of its restricted common stock as follows: (i) up to 6,744,964 shares of restricted Common Stock to the GeneMax Shareholders in proportion to their respective holdings in GeneMax Pharmaceuticals; (ii) up to 4,487,001 shares of restricted Common Stock to Canadian shareholders of GeneMax Pharmaceuticals pursuant to the terms of a Takeover Bid Circular dated July 8, 2002; (iii) up to 188,154 shares of restricted Common Stock to certain creditors of GeneMax Pharmaceuticals pursuant to the terms of certain debt settlement agreements; and (iv) 200,000 shares of restricted Common Stock to a third party as a finders' fee pursuant to the terms of the Share Exchange Agreement.

     (c) As of July 15, 2002, GeneMax issued to Latitude 32 and Aberdeen 325,000 shares of restricted common stock, respectively, over which Handford has sole and exclusive disposition rights. Handford acknowledged that the securities to be issued have not been registered under the 1933 Securities Act and that he understood the economic risk of an investment in the securities.

     Pursuant to the instructions for items (a) through (j) of Item 4, Handford, Latitude 32 and Aberdeen have plans as follows:

     (a) As set forth in Item 3 of this Schedule, Latitude 32 and Aberdeen have Acquired 325,000 shares of restricted common stock of GeneMax, respectively, over which Handford has sole and exclusive disposition rights. Handford may consider the acquisition of additional securities of GeneMax pursuant to a Directors' Circular issued by the board of directors of GeneMax Pharmaceuticals Inc. in connection with the offer dated July 8, 2002 by GeneMax to purchase 4,487,001 of the issued and outstanding shares of common stock (collectively, the "GeneMax Pharmaceutical Shares") of GeneMax Pharmaceuticals Inc. on the basis of one share of common stock of GeneMax for each one GeneMax Pharmaceutical Share upon the terms and subject to the conditions set forth in the Offering Circular of GeneMax dated July 8, 2002.

     (b) Handford, Latitude 32 and Aberdeen do not have any present plans or proposals to cause a merger or effect a liquidation or reorganization of GeneMax or to enter into extraordinary corporate transactions.

     (c) Handford, Latitude 32 and Aberdeen do not have any present plans or proposals to cause a sale or transfer of a material amount of assets of GeneMax.

     (d) Handford, Latitude 32 and Aberdeen do not have any present plans or proposals to cause a change in the present board of directors, as elected to such positions effective July 18, 2002, or in the management of GeneMax, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Handford, Latitude 32 and Aberdeen do not have any present plans or proposals to cause a material change in the capitalization of GeneMax.

     (f) Handford, Latitude 32 and Aberdeen do not have any present plans or proposals to make any other material change to the business or corporate structure of GeneMax.

     (g) Handford, Latitude 32 and Aberdeen do not have any present plans or proposals to change GeneMax's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of GeneMax by any person.

     (h) Handford, Latitude 32 and Aberdeen do not have any present plans or proposals to cause GeneMax's common stock from not being quoted on the OTC Bulletin Board.

     (i) Handford, Latitude 32 and Aberdeen do not have any present plans or proposals relating to a class of securities of GeneMax becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934.

     (j) Handford, Latitude 32 and Aberdeen do not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on July 23, 2002, Handford beneficially owned of record 650,000 shares (or approximately 6.78% of the outstanding shares) of GeneMax's common stock.

     (b) Handford does not own any other common or preferred shares of GeneMax as of the date of this Schedule. Handford has the sole power to direct the disposition of the 650,000 common shares of GeneMax.

     (c) As of July 15, 2002, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving GeneMax equity securities had been engaged in by Handford.

     (d) To the best knowledge and belief of the undersigned, no person other than Handford has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     With the exception of the Directors' Circular disclosed above, no other contracts, arrangements, understandings or relationships between Handford exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 7, 2002                  /s/ Ronald L. Handford
                                      ----------------------
                                      Ronald L. Handford



Date: August 7, 2002                  Latitude 32 Holdings Ltd.

                                      By: /s/ Kevin Winter
                                      -----------------------
                                      Kevin Winter, President



Date: August 7, 2002                  Aberdeen Holdings Limited

                                      By: /s/ Michael Heslop
                                      ------------------------
                                      Michael Heslop, President